                                AMENDMENT NO. 1
                                       TO
                                    FORM T-3

                        APPLICATION FOR QUALIFICATION OF
                               INDENTURE UNDER THE
                           TRUST INDENTURE ACT OF 1939

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                         THE HALLWOOD GROUP INCORPORATED
                            3710 Rawlins, Suite 1500
                                  Dallas, Texas
                                 (214) 528-5588

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


               TITLE OF CLASS                              AMOUNT

8.5% COLLATERALIZED SUBORDINATED DEBENTURES DUE          $20,555,443
               JULY 31, 2005

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
      AS PROMPTLY AS POSSIBLE AFTER THE EFFECTIVE DATE OF THIS APPLICATION
                               FOR QUALIFICATION

                     NAME AND ADDRESS OF AGENT FOR SERVICE:

                                 Melvin J. Melle
                         The Hallwood Group Incorporated
                            3710 Rawlins, Suite 1500
                                  Dallas, Texas
                                 (214) 528-5588

                                   Copies to:

                                 W. Alan Kailer
                              Jenkens & Gilchrist,
                           a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                               Dallas, Texas 75202

         THE APPLICANT HEREBY AMENDS THIS APPLICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE APPLICANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS APPLICATION SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE TRUST INDENTURE ACT OF 1939, AS AMENDED, OR UNTIL THIS APPLICATION SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED MAY DETERMINE.

                                     GENERAL


1.       GENERAL INFORMATION.

(a)      Form of organization.  A corporation.

(b)      State or other sovereign power under the laws of which organized.
         Delaware.

2.       SECURITIES ACT EXEMPTION APPLICABLE.

         The Hallwood Group Incorporated, a Delaware corporation (the "Applicant"), is relying upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), in claiming that registration of the 8.5% Debentures (as hereinafter defined) to be issued by the Applicant in connection with the offer to exchange (the "Exchange Offer") hereinafter described is not required under the Securities Act.

         The Exchange Offer will be made pursuant to the terms and provisions of a certain Exchange Offer Circular dated June __, 1998 (the "Exchange Offering Circular") and the related Letter of Transmittal (the "Letter of Transmittal"). Pursuant to the Exchange Offering Circular and the Letter of Transmittal, the Applicant is offering to exchange (the "Exchange") its 7% Collateralized Senior Subordinated Debentures due July 31, 2000 (the "7% Debentures"), for its 8.5% Collateralized Subordinated Debentures due July 31, 2005 (the "8.5% Debentures") in the ratio of $100 principal amount of 7% Debentures for each $100 principal amount of 8.5% Debentures. Consummation of the Exchange Offer is conditioned upon the qualification of the Indenture (the "Indenture") for the 8.5% Debentures, a copy of which is filed as an exhibit to this Form T-3, under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

         The Applicant has not sold, and will not sell any securities of the same class as the 8.5% Debentures, and has not sold, by or through an underwriter, any securities of the same class as the 8.5% Debentures at or about the same time as the Exchange Offer.

         The Applicant has appointed State Street Bank and Trust Company as the exchange agent (the "Exchange Agent") in connection with the Exchange Offer. In such capacity, the Exchange Agent will perform services for the Applicant in connection with the exchange of 7% Debentures pursuant to the Exchange Offer. The Applicant has agreed to pay the Exchange Agent reasonable and customary fees for its services, and reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith.

         As of March 31, 1998, $20,555,443 aggregate principal amount of the 7% Debentures were outstanding. If 100% of the outstanding 7% Debentures are accepted for exchange pursuant to the Exchange Offer, the Applicant will be required to issue a total of $20,555,443 aggregate principal amount of 8.5% Debentures.


                                   AFFILIATION

3.       AFFILIATES.

         AFFILIATE                                    BASIS FOR CONTROL
---------------------------------           -----------------------------------
Brock Suite Hotels, Inc.                    100% ownership of voting securities
Brock Suite Greenville, Inc.                100% ownership of voting securities
Brock Suite Huntsville, Inc.                100% ownership of voting securities
Brock Suite Tulsa, Inc.                     100% ownership of voting securities
Brookwood Companies Incorporated            100% ownership of voting securities

               AFFILIATE                                   BASIS FOR CONTROL
---------------------------------------------    -----------------------------------
Brookwood Laminating, Inc.                       100% ownership of voting securities
Hallwood Commercial Real Estate, Inc.            100% ownership of voting securities
Hallwood G.P., Inc.                              100% ownership of voting securities
Hallwood Hotels, Inc.                            100% ownership of voting securities
Hallwood-Integra Holding Company Incorporated    100% ownership of voting securities
Hallwood Investment Company                      100% ownership of voting securities
Hallwood Kenyon Holding Company                  100% ownership of voting securities
Hallwood Realty Corporation                      100% ownership of voting securities
HEPGP Ltd.                                       100% ownership of voting securities
HWG 95 Advisors, Inc.                            100% ownership of voting securities
HWG 98 Advisors, Inc.                            100% ownership of voting securities
Kenyon Industries, Inc.                          100% ownership of voting securities
Condo Hotel and Resort Management, Inc.          100% ownership of voting securities
HWG Realty Investors, Inc.                       100% ownership of voting securities
HSC Securities Corporation                       100% ownership of voting securities
Integra Hotels, Inc.                             100% ownership of voting securities
Integra Resort Management, Inc.                  100% ownership of voting securities


                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS.

         NAME                     ADDRESS                         OFFICE(S)
----------------------    ------------------------    ----------------------------------
Anthony J. Gumbiner       3710 Rawlins, Suite 1500    Chairman of the Board and
                          Dallas, Texas  75219        Chief Executive Officer

Brian M. Troup            3710 Rawlins, Suite 1500    President, Chief Operating Officer
                          Dallas, Texas  75219        and Director

William L. Guzzetti       3710 Rawlins, Suite 1500    Executive Vice President
                          Dallas, Texas  75219

Melvin J. Melle           3710 Rawlins, Suite 1500    Vice President, Chief Financial
                          Dallas, Texas  75219        Officer and Secretary

Charles A. Crocco, Jr.    3710 Rawlins, Suite 1500    Director
                          Dallas, Texas  75219

J. Thomas Talbot          3710 Rawlins, Suite 1500    Director
                          Dallas, Texas  75219

5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         As of March 31, 1998: Based on 1,254,827 shares outstanding

                                                                          COLUMN D
                                          COLUMN B         COLUMN C      PERCENTAGE
             COLUMN A                  TITLE OF CLASS       AMOUNT       OF VOTING
 NAME AND COMPLETE MAILING ADDRESS         OWNED           OWNED (1)     SECURITIES
-----------------------------------    --------------    -----------     ----------

Alpha Trust                            Common             457,791(2)          36.5%
c/o Radcliffes Trustee Company SA      Stock
9 Rue, Charles Humbert
1205 Geneva, Switzerland

Epsilon Trust                          Common             305,196(3)          24.3%
c/o  Radcliffes Trustee Company SA     Stock
9 Rue, Charles Humbert
1205 Geneva, Switzerland

Heartland Advisors, Inc.               Common             87,500(4)            7.0%
790 North Milwaukee Street             Stock
Milwaukee, WI 53202

Charles A. Crocco, Jr.                 Common             10,550(5)             .8%
3710 Rawlins, Suite 1500               Stock
Dallas, Texas  75219

Anthony J. Gumbiner                    Common             55,800(6)            4.3%
3710 Rawlins, Suite 1500               Stock
Dallas, Texas  75219

William L. Guzzetti                    Common                   (7)             --
3710 Rawlins, Suite 1500               Stock
Dallas, Texas  75219

Melvin J. Melle                        Common              6,000(8)             .5%
3710 Rawlins, Suite 1500               Stock
Dallas, Texas  75219

J. Thomas Talbot                       Common             10,000(9)             .8%
3710 Rawlins, Suite 1500               Stock
Dallas, Texas  75219

Brian M. Troup                         Common             37,200(10)           2.9%
3710 Rawlins, Suite 1500               Stock
Dallas, Texas  75219

-----------------

(1) Assumes, for each person or group listed, the exercise of all stock options held by such person or group that are exercisable within 60 days, in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, but the exercise of none of the convertible securities owned by any other holder of options.

(2) Mr. Gumbiner has the power to designate and replace the trustees of the Alpha Trust. Mr. Gumbiner and his family are among the discretionary beneficiaries of this Trust.

(3) Mr. Gumbiner has the power to designate and replace the trustees of the Epsilon Trust. Mr. Troup and his family are among the discretionary beneficiaries of this Trust.

(4) Based on the Schedule 13G filed by Heartland Advisors, Inc. ("Heartland") on January 27, 1998, as amended by subsequent correspondence with the Company. All of the shares are held in investment advisory accounts of Heartland. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares. No individual investment advisory account holds in excess of 4.75% of the Company's common stock.

(5) Includes currently exercisable options to purchase 10,000 shares of common stock, par value $.10 per share (the "Common Stock").

(6) Includes currently exercisable options to purchase 55,800 shares of Common Stock. Excludes 457,791 shares of Common Stock held by Alpha Trust. In addition, Mr. Gumbiner holds currently exercisable options to purchase 127,500 units of Hallwood Energy Partners, L.P. ("HEP"), currently exercisable options to purchase 59,600 shares of Hallwood Consolidated Resources Corporation (" HCRC"), and currently exercisable options to purchase 25,800 units of HRP.

(7) In addition, Mr. Guzzetti owns 100 units of HEP and 400 units of HRP, currently exercisable options to purchase 63,750 units of HEP, currently exercisable options to purchase 31,800 shares of HCRC, and currently exercisable options to purchase 15,000 units of HRP.

(8) Includes currently exercisable options to purchase 6,000 shares of Common Stock.

(9) Includes currently exercisable options to purchase 10,000 shares of Common Stock.

(10) Includes currently exercisable options to purchase 37,200 shares of Common Stock. Excludes 305,196 shares of Common Stock held by Epsilon Trust. In addition, Mr. Troup holds currently exercisable options to purchase 85,000 units of HEP, currently exercisable options to purchase 42,400 shares of HCRC, and currently exercisable options to purchase 17,200 units of HRP.


UNDERWRITERS

6.       UNDERWRITERS.  Not applicable

         The 8.5% Debentures will be issued for no additional consideration upon exchange of the 7% Debentures. The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to any broker-dealer or other person soliciting the exchange of 7% Debentures for 8.5% Debentures.


CAPITAL SECURITIES

7.       (a) CAPITALIZATION. As of March 31, 1998:

COLUMN A                                                COLUMN B                          COLUMN C
TITLE OF CLASS                                     AMOUNT AUTHORIZED                 AMOUNT OUTSTANDING
----------------------------------------      ----------------------------       ----------------------------
Common Stock, $.10 par value                       10,000,000 shares                  1,254,827 shares
Series B Preferred Stock, $.10 par value              500,000 shares                    250,000 shares
7% Collateralized Senior Subordinated         $45,647,600 principal amount       $20,555,443 principal amount
Debentures

         (b) VOTING RIGHTS. Each share of Common Stock is entitled to one vote for the election of directors and upon all other matters and participates ratably with all other shares of Common Stock in all dividends and distributions. The holders of shares of Series B Preferred Stock are not entitled to vote on matters brought before the Company's Stockholders, except as otherwise provided by law.

INDENTURE SECURITIES

8.       ANALYSIS OF INDENTURE PROVISIONS.

         GENERAL

         The 8.5% Debentures will be issued by the Company under the Indenture, between the Company and Bank One, N.A. as trustee (the "Indenture Trustee"). The 8.5% Debentures will be issued in fully registered form in the original aggregate principal amount of up to $20,555,443 in denominations of $100 or integral multiples thereof. The 8.5% Debentures mature on July 31, 2005. Interest on the 8.5% Debentures will accrue from the date of issuance at the rate of 8.5% per annum, payable quarterly on January 31, April 30, July 31 and October 31 of each year, commencing on July 31, 1998.

         The 8.5% Debentures may be redeemed at the election of the Company, at any time and from time to time, as a whole or in part, at a redemption price equal to 100% of the principal amount of 8.5% Debentures to be redeemed, together with accrued interest to the redemption date.

         The 8.5% Debentures constitute senior subordinated Indebtedness (as defined in the Indenture), subordinated to Senior Indebtedness, which is defined in the Indenture as all Indebtedness of the Company, which, by its terms, is expressly senior in right of payment to the 8.5% Debentures.

         The 8.5% Debentures will be secured by a first and senior lien on all of the issued and outstanding capital stock of Brock Suite Hotels, Inc., ("Brock Suites") an indirect wholly-owned subsidiary of the Company (the "Collateral") that will be pledged to the Indenture Trustee. Brock Suites owns fee interests in Residence Inn by Marriott hotels located in Tulsa, Oklahoma and Greenville, South Carolina, and a leasehold interest in a Residence Inn by Marriott hotel in Huntsville, Alabama. The Residence Inn in Tulsa was constructed in two phases, in 1981 and 1983, as an upper tier, extended stay hotel. The property is arranged in an apartment-like setting offering a residential environment for extended stay guests. The hotel is comprised of 135 suites in seventeen, two-story residential buildings. Each of the two buildings contains eight suites each. The two-story Gatehouse serves as a registration and lobby area along with a breakfast bar, central gathering area and an executive board room. The Greenville, South Carolina hotel was constructed in 1984 as an extended stay Residence Inn hotel. Similar to the Tulsa hotel, the Greenville hotel offers 96 suites in twelve, two-story residential buildings of eight suites each, along with a central Gatehouse. The Huntsville, Alabama hotel was also constructed in 1984 as an extended stay Residence Inn hotel. As with the other Residence Inn hotels, the property is arranged in an apartment-like setting offering a residential environment for extended stay guests. The hotel provides 112 suites in fourteen, two-story residential buildings of eight suites each, along with a central Gatehouse.

         The 8.5% Debentures will also be secured by a subordinate and junior lien on a pool of assets (the "Security Pool") owned by the Company that is pledged to the trustee (the "Old Indenture Trustee") under an existing indenture (the "Old Indenture") for the benefit of the holders of the Company's 7% Debentures.

         The Security Pool consists of all of the issued and outstanding capital stock of the Brookwood Companies Incorporated ("BCI"), Brookwood Laminating, Inc. ("BLI"), Kenyon Industries, Inc. ("KII") and Hallwood Hotels, Inc. ("HHI"), each a direct or indirect wholly-owned subsidiary of the Company (the stock of each of BCI, BLI and KII collectively referred to as the "Brookwood Collateral"). BCI is a complete textile service firm that develops and produces innovative fabrics and related products through specialized finishing, treating and coating processes. HHI owns leasehold interests in the Longboat Key Holiday Inn hotel in Sarasota, Florida and the Airport Embassy Suites hotel in Oklahoma City, Oklahoma. The Longboat Key Holiday Inn, originally constructed in 1973, is situated on 750 feet of private beach on the Gulf of Mexico. The hotel has 121 rooms and 25 suites and, as part of the conversion to a Holiday Inn & Suites hotel, was recently renovated at a cost of $3.5 million. The renovation was substantially completed in March 1998. The Airport Embassy Suites hotel is the only full-service, all-suite hotel in Oklahoma City and is located two miles from the Will Rogers International Airport. The six-story, 236-room suite hotel was originally constructed in 1981 and has been maintained through capital investment in recent years.

         The security interests in the Collateral and the Security Pool will be granted to the Indenture Trustee pursuant to a Pledge and Security Agreement (the "Pledge Agreement") to be dated as of the date of the consummation of the Exchange Offer.

         The Brookwood Collateral is also pledged to The Bank of New York pursuant to a first lien to secure the indebtedness of BCI (the "BCI Senior Indebtedness"), which constitutes Senior Indebtedness under both the Old Indenture and the New Indenture. The outstanding principal amount of the BCI Senior Indebtedness was $13,600,000 as of March 31, 1998. The lien in favor of the outstanding 7% Debentures that is secured by a lien on the Security Pool is senior to the lien of the 8.5 % Debentures.

(A)      EVENTS OF DEFAULT

                  "Event of Default" under the Indenture, means any one of the following events (whatever the reason for such Event of Default and whether it is voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):
         (a) the Company defaults in (i) the payment of the principal of (or premium, if any, on) the 8.5% Debentures at maturity (including upon optional or mandatory redemption or otherwise); or (ii) the payment of any interest on the 8.5% Debentures when such interest becomes due and payable and such default continues for a period of 30 days; or (b) if, upon release by the Indenture Trustee of an asset in the Security Pool the Company fails to (A) redeem an aggregate principal amount of the 8.5% Debentures equal to the lesser of the Net Value (as defined in the Indenture) of such asset on the date of issuance of the 8.5% Debentures or the Net Proceeds (as defined in the Indenture) of the sale of such asset, (B) repurchase 8.5% Debentures in the open market or private transactions in an amount equal to the value of the released assets or
         (C) deposit in a special account maintained by the Indenture Trustee, the consideration received in exchange for any asset released from the Lien of the Pledge Agreement (as defined in the Indenture) in order to effect its sale; (ii) the Company grants or creates any security interest on any of the assets in the Security Pool with respect to other Indebtedness of the Company (but excluding Indebtedness incurred in connection with the refinancing of any such Indebtedness existing on the date of the Indenture to the extent that the holders of such Indebtedness are entitled to the benefit of an existing Lien on any assets in the Security Pool) unless (i) such security interest is permitted by the Indenture covering the 7% Debentures (for so long as it remains in effect), (ii) the aggregate Net Value of the assets in the Security Pool immediately following the granting or creating of such security interest is at least equal to the then aggregate outstanding principal amount of the 7% Debentures that are then outstanding, if any, and the 8.5% Debentures, and (iii) such additional Indebtedness does not exceed $25 million in the aggregate at any time; or (c) (i) the Company fails to maintain in the City of New York, New York, an office or agency where 8.5% Debentures may be presented for exchange and where notices and demands to or upon the Company in respect of the 8.5% Debentures may be served, (ii) (A) if the Company at any time acts as its own paying agent and fails, on or before each due date (including upon acceleration, optional or mandatory redemption or otherwise) of the principal of, or interest on, any of the 8.5% Debentures, to segregate and hold in trust for the benefit of the persons entitled to such principal, premium or interest, and (unless such paying agent is the Indenture Trustee) the Company fails promptly to notify the Indenture Trustee of such action or any failure so to act; (B) the Company fails, on or before each due date (including upon acceleration, optional as mandatory redemption or otherwise) of the principal of (and premium, if any, on), or interest on, any 8.5% Debentures, deposit with a paying agent a sum in same day funds with respect to the payment of principal (and premium, if any, on) or interest sufficient to pay the principal (and premium, if any,
         on) or interest so becoming due, such sum to be held in trust for the benefit of the persons entitled to such principal, premium or interest, and (unless such paying agent is the Indenture Trustee) the Company fails promptly to notify the Indenture Trustee of such action or any failure so to act; (C) the Company fails to cause each paying agent other than the Indenture Trustee to execute and deliver to the Indenture Trustee an instrument in which such paying agent shall agree with the Indenture Trustee that such paying agent will: (x) hold all sums held by it for the payment of the principal of (and premium, if any, on) or interest on 8.5% Debentures in trust for the benefit of the persons entitled thereto until such sums shall be paid and delivered to such persons or otherwise disposed of as herein provided; (y) the Company fails to give the Indenture Trustee notice of any default by the Company (or any other obligor upon the 8.5% Debentures) in the making of any payment of principal (and premium, if any, on) or interest (including principal or interest due by reason of acceleration, optional or mandatory redemption or otherwise); and (z) at any time during the continuance of any such default, upon the written request of the Indenture Trustee, the Company fails to pay to the Indenture Trustee all sums so held in trust by such paying agent;
         (iii) the Company creates, incurs, assumes or suffers to exist any indebtedness having a stated maturity at the same time as or after the stated maturity of the 8.5% Debentures which, by its terms or the terms of the instrument creating or evidencing it, in any ways prohibits or restricts the payment at stated maturity of the principal of the 8.5% Debentures in accordance with the terms of the 8.5% Debentures and the Indenture; (iv) the Company fails to cause its subsidiaries to preserve, renew and keep in full force and effect its corporate existence, and take all reasonable action to maintain all material rights (charter and statutory), privileges and franchises necessary or desirable in the normal conduct of its business; (v) the Company fails to deliver the compliance certificates required by the Indenture; (vi) the Company fails to notify the Indenture Trustee in the manner specified in the Indenture when an Event of Default occurs;
         (vii) the Company at any time insists upon, or pleads, or in any manner whatsoever claims or takes the benefit or advantage of, any stay or extension law or any usury law or other law, which would prohibit or forgive the Company from paying all or any portion of the principal of, premium, if any, or interest on the 8.5% Debentures; (viii) (A) the Company or any of its subsidiaries commences any case, proceeding or other action (x) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (y) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or the Company or any of its subsidiaries shall make a general assignment for the benefit of its creditors; (B) there shall be commenced against the Company or any of its subsidiaries any case, proceeding or other action of a nature referred to in clause (A) above which (x) results in the entry of an order for relief or any such adjudication or appointment or (y) remains undismissed, undischarged or unbounded for a period of 60 days; or (C) the Company or any of its subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due. In addition, the New Indenture provides that the occurrence of an Event of Default under the Old Indenture constitutes an Event of Default under the Indenture.

(B)      AUTHENTICATION AND DELIVERY

                  The 8.5% Debentures shall be executed on behalf of the Company by the Chairman of its Board of Directors, its President or any of its Vice Presidents. The signature of any of these officers on the 8.5% Debentures may be manual or by facsimile. 8.5% Debentures bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such 8.5% Debentures or did not hold such offices at the date of such 8.5% Debentures. At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver 8.5% Debentures executed by the Company to the Indenture Trustee for authentication, together with a Company order for the authentication and delivery of such 8.5% Debentures; and the Indenture Trustee in accordance with such Company order shall authenticate and deliver such 8.5% Debentures as provided in the Indenture and not otherwise. Each 8.5% Debenture shall be dated the date of its authentication. No 8.5% Debenture shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such 8.5% Debenture a certificate of authentication, substantially in the form provided for in the Indenture, duly executed by the Indenture Trustee or an authenticating agent by manual signature of an authorized signatory, and such certificate upon any 8.5% Debenture shall be conclusive evidence, and the only evidence, that such 8.5% Debenture has been duly authenticated and delivered pursuant to the Indenture.

(C)      SECURITY INTEREST

                  The Indenture Trustee may not release assets that comprise part of the Collateral or those assets from the Security Pool which have been released from all prior liens in favor of Senior Indebtedness and the 7% Debentures (the "Free Security Pool Assets") unless immediately thereafter the Company consummates a mandatory redemption or repurchase of 8.5% Debentures in the amount of the "Release Amount" (as defined in both the Old and New Indentures), or deposits with the Indenture Trustee the Release Amount. If an asset that is part of the Collateral or the Free Security Pool Assets is released from the lien granted to secure the 8.5% Debentures, in connection with a sale of such asset, an amount at least equal to the lesser of (i) the Net Value (as defined in the New Indenture) of such asset on the date of the Exchange and (ii) the Net Proceeds (as defined in the New Indenture) received by the Company from the sale or release of an asset that is part of the Collateral or the Free Security Pool Assets must be used by the Company (A) simultaneously therewith, to redeem 8.5% Debentures at 100% of the principal amount thereof, together with accrued interest to the redemption date, or (B) substantially simultaneously therewith, to repurchase 8.5% Debentures in the open market or privately for an aggregate amount at least equal to the net proceeds from the sale of such asset, or (C) simultaneously therewith, for deposit in a special account maintained by the Indenture Trustee for the benefit of the holders of 8.5% Debentures. 8.5% Debentures will constitute secured indebtedness of the Company and will rank on a parity with the 7% Debentures.

(D)      SATISFACTION AND DISCHARGE

                  The Company may terminate its obligations under the 8.5% Debentures and the Indenture if all 8.5% Debentures previously authenticated and delivered (other than (i) 8.5% Debentures which have been destroyed, lost or stolen and which have been replaced or paid, and (ii) 8.5% Debentures for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company, or discharged from such trust) have been delivered to the Indenture Trustee for cancellation and the Company has paid all sums payable by it hereunder. The Company may also terminate its obligations under the 8.5% Debentures and the Indenture if: (A) the Company has irrevocably deposited or caused to be deposited with the Indenture Trustee or paying agent and conveyed all right, title and interest for the benefit of the holders of 8.5% Debentures ("Holders"), under the terms of an irrevocable trust agreement in form and substance reasonably satisfactory to the Indenture Trustee, as trust funds in trust solely for the benefit of the Holders for that purpose, money or direct non-callable obligations of the United States of America for the payment of which obligations the full faith and credit of the United States is pledged ("U.S. Government Obligations") maturing as to principal and interest in such amounts and at such times as are sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Indenture Trustee), without consideration of any reinvestment of such interest, to pay principal of, premium, if any, and interest on the outstanding 8.5% Debentures, to redemption or maturity, provided that the Indenture Trustee or paying agent shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of said principal, premium, if any, and interest with respect to the 8.5% Debentures, and provided, further, that from and after the time of deposit, the money or U.S. Government Obligations deposited shall not be subject to the rights of the holders of Senior Indebtedness; (B) no Event of Default or Default with respect to the 8.5% Debentures shall have occurred and be continuing on the date of such deposit; (C) the Company shall have delivered to the Indenture Trustee an opinion of counsel to the effect that the trust funds will not be subject to any rights of holders of Senior Indebtedness; (D) the Company has paid or caused to be paid all sums then payable by the Company under the 8.5% Debentures; and (E) the Company has delivered to the Indenture Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. After any irrevocable deposit, the Indenture Trustee upon request shall acknowledge in writing the discharge of the Company's obligations under the 8.5% Debentures and the Indenture.

(E)      EVIDENCE OF COMPLIANCE

                  Upon any application or request by the Company to the Indenture Trustee to take any action under any provision of the Indenture, the Company shall furnish to the Indenture Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in the Indenture (including any covenants compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an opinion of counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of the Indenture relating to such particular application or request, no additional certificate or opinion need be furnished. Every certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include (a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions in the Indenture herein relating thereto; (b) a brief statement as to the nature and scope of the examination or investigation, if any, upon which the statements or opinions contained in such certificate or opinion are based; (c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with. The Company shall deliver to the Indenture Trustee, within 90 days after the end of each fiscal quarter, an Officers' Certificate stating whether or not the signers know of any Event of Default or Default that occurred during such fiscal quarter. If they do know of any Event of Default or Default the certificate shall describe such Event of

         Default or Default and its status. The first certificate to be delivered pursuant to the Indenture shall be for the first fiscal quarter beginning after the execution of the Indenture.

9.       OTHER OBLIGORS.  None.

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a)      Pages numbered 1 to 10 consecutively.

         (b) The statement of eligibility of each trustee under the Indenture to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility of each trustee.

         T3A Second Restated Certificate of Incorporation of the Company filed as Exhibit 4.2 to the Company's Form S-8 (File No. 33-63709), and incorporated herein by reference.

         T3B Restated Bylaws of the Company filed as Exhibit 3.2 to the Company's annual report on Form 10-K for the year ended December 31, 1997 (File No. 1-8303) and incorporated herein by reference.

         T3C Form of Indenture and related Pledge and Security Agreement between the Company and Bank One, N.A., Trustee.

         T3E.1    Exchange Offering Circular

         T3E.2    Letter of Transmittal

         T3E.3    Letter to Brokers

         T3E.4    Letter from Brokers to Clients

         T3E.5    Notice of Guaranteed Delivery

         T3E.6    Letter from The Hallwood Group Incorporated to Bondholders

         T3E.7    Letter of Transmittal for Brokers, Banks and other Nominees

         T3F      Cross Reference Sheet

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, The Hallwood Group Incorporated, a corporation organized and existing under the laws of Delaware, has duly caused this Amendment No. 1 to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Dallas, and State of Texas, on the 8th day of June, 1998.


(SEAL)                                   THE HALLWOOD GROUP INCORPORATED


                                         By: /s/ Melvin J. Melle
                                             -----------------------------------
                                         Name:   Melvin J. Melle
                                         Title:  Vice President Chief
                                                 Financial Officer and Secretary

Attest: /s/ Mary Doyle                   By: /s/ Joseph T. Koenig
       --------------------------------     -----------------------------------
                                         Name:   Joseph T. Koenig
                                         Title:  Treasurer and Assistant
                                                 Secretary

                                                                     EXHIBIT (b)
================================================================================





                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM T-1

           STATEMENT OF ELIGIBILITY AND QUALIFICATION UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE


                  BANK ONE, N.A. f/k/a BANK ONE, COLUMBUS, N.A.

                        Not Applicable            31-4148768
                    (State of Incorporation    (I.R.S. Employer
                    if not a national bank)   Identification No.)

                100 East Broad Street, Columbus, Ohio 43271-0181
          (Address of trustee's principal (Zip Code) executive offices)


                         c/o Bank One Trust Company, NA
                              100 East Broad Street
                            Columbus, Ohio 43271-0181
                                 (614) 248-6229
            (Name, address and telephone number of agent for service)


                         The Hallwood Group Incorporated
               (Exact name of obligor as specified in its charter)


         Delaware                                           51-0261339
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                        Identification No.)


 3710 Rawlins, Suite 1500, Dallas, TX                       75219-4236
(Address of principal executive office)                     (Zip Code)


         8 1/2% Collateralized Subordinated Debentures due July 31, 2005
                       (Title of the Indenture securities)

================================================================================

                                     GENERAL


1.       GENERAL INFORMATION.
         FURNISH THE FOLLOWING INFORMATION AS TO THE TRUSTEE:

         (a) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

                  Comptroller of the Currency, Washington, D.C.

                  Federal Reserve Bank of Cleveland, Cleveland, Ohio

                  Federal Deposit Insurance Corporation, Washington, D.C.

                  The Board of Governors of the Federal Reserve System, Washington, D.C.

         (b)      WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

                  The trustee is authorized to exercise corporate trust powers.

2. AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS. IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

         The obligor is not an affiliate of the trustee.

16.      LIST OF EXHIBITS
         LIST BELOW ALL EXHIBITS FILED AS A PART OF THIS STATEMENT OF ELIGIBILITY AND QUALIFICATION. (EXHIBITS IDENTIFIED IN PARENTHESES, ON FILE WITH THE COMMISSION, ARE INCORPORATED HEREIN BY REFERENCE AS EXHIBITS HERETO.)

         Exhibit 1    -    A copy of the Articles of Association of the trustee
                           as now in effect.

         Exhibit 2    -    A copy of the Certificate of Authority of the
                           trustee to commence business, see Exhibit 2 to Form
                           T-1, filed in connection with Form S-3 relating to Wheeling-Pittsburgh Corporation 9 3/8% Senior Notes due 2003, Securities and Exchange Commission File No.
                           33-50709.

         Exhibit 3    -    A copy of the Authorization of the trustee to
                           exercise corporate trust powers, see Exhibit 3 to Form T-1, filed in connection with Form S-3 relating to Wheeling-Pittsburgh Corporation 9 3/8% Senior
                           Notes due 2003, Securities and Exchange Commission
                           File No. 33-50709.

         Exhibit 4    -    A copy of the Bylaws of the trustee as now in effect.

         Exhibit 5    -    Not applicable.

         Exhibit 6    -    The consent of the trustee required by Section 321(b)
                           of the Trust Indenture Act of 1939, as amended.

         Exhibit 7    -    Report of Condition of the trustee as of the close of
                           business on March 31, 1998, published pursuant to the requirements of the Comptroller of the Company, see attached.

         Exhibit 8    -    Not applicable.

         Exhibit 9    -    Not applicable.

         Items 3 through 15 are not answered pursuant to General Instruction B which requires responses to Item 1, 2 and 16 only, if the obligor is not in default.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, Bank One, NA, a national banking association organized under the National Banking Act, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in Columbus, Ohio, on June 1, 1998.


                                              Bank One, NA


                                              By:  /s/ David B. Knox
                                                 ------------------------------

                                              Authorized Signer

EXHIBIT 1


BANK ONE, COLUMBUS, NATIONAL ASSOCIATION


                             ARTICLES OF ASSOCIATION


         For the purpose of organizing an association to carry on the business of banking under the laws of the United States, the following Articles of Association are entered into:

         FIRST.

         The title of this Association shall be BANK ONE, COLUMBUS, NATIONAL ASSOCIATION.

         SECOND.

         The main office of the Association shall be in Columbus, County of Franklin, State of Ohio. The general business of the Association shall be conducted at its main office and its branches.

         THIRD.

         The Board of Directors of this Association shall consist of not less than five nor more than twenty-five Directors, the exact number of Directors within such minimum and maximum limits to be fixed and determined from time-to-time by resolution of the shareholders at any annual or special meeting thereof, provided, however, that the Board of Directors, by resolution of a majority thereof, shall be authorized to increase the number of its members by not more than two between regular meetings of the shareholders. Each Director, during the full term of his directorship, shall own, as qualifying shares, the minimum number of shares of either this Association or of its parent bank holding company in accordance with the provisions of applicable law. Unless otherwise provided by the laws of the United States, any vacancy in the Board of Directors for any reason, including an increase in the number thereof, may be filled by action of the Board of Directors.

         FOURTH.

         The annual meeting of the shareholders for the election of Directors and the transaction of whatever other business may be brought before said meeting shall be held at the main office of this Association or such other place as the Board of Directors may designate, on the day of each year specified therefor in the By-Laws, but if no election is held on that day, it may be held on any subsequent business day according to the provisions of law; and all elections shall be held according to such lawful regulations as may be prescribed by the Board of Directors.

         FIFTH.

         The authorized amount of capital stock of this Association shall be 2,073,750 shares of common stock of the par value of Ten Dollars ($10) each; but said capital stock may be increased or decreased from time-to-time, in accordance with the provisions of the laws of the United States.

         No holder of shares of the capital stock of any class of the Association shall have the preemptive or preferential right of subscription to any share of any class of stock of this Association, whether now or hereafter authorized or to any obligations convertible into stock of this Association, issued or sold, nor any right of subscription to any thereof other than such, if any, as the Board of Directors, in its discretion, may from time-to-time determine and at such price as the Board of Directors may from time-to-time fix.

         This Association, at any time and from time-to-time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders.

         SIXTH.

         The Board of Directors shall appoint one of its members President of the Association, who shall be Chairman of the Board, unless the Board appoints another director to be the Chairman. The Board of Directors shall have the power to appoint one or more Vice Presidents and to appoint a Secretary and such other officers and employees as may be required to transact the business of this Association.

         The Board of Directors shall have the power to define the duties of the officers and employees of this Association; to fix the salaries to be paid to them; to dismiss them; to require bonds from them and to fix the penalty thereof; to regulate the manner in which any increase of the capital of this Association shall be made; to manage and administer the business and affairs of this Association; to make all By-Laws that it may be lawful for them to make; and generally to do and perform all acts that it may be legal for a Board of Directors to do and perform.

         SEVENTH.

         The Board of Directors shall have the power to change the location of the main office to any other place within the limits of the City of Columbus, Ohio, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency; and shall have the power to establish or change the location of any branch or branches of this Association to any other location, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency.

         EIGHTH.

         The corporate existence of this Association shall continue until terminated in accordance with the laws of the United States.

         NINTH.

         The Board of Directors of this Association, or any three or more shareholders owning, in the aggregate, not less than 10 percent of the stock of this Association, may call a special meeting of shareholders at any time. Unless otherwise provided by the laws of the United States, a notice of the time, place and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least ten days prior to the date of such meeting to each shareholder of record at his address as shown upon the books of this Association.

         TENTH.

         Every person who is or was a Director, officer or employee of the Association or of any other corporation which he served as a Director, officer or employee at the request of the Association as part of his regularly assigned duties may be indemnified by the Association in accordance with the provisions of this paragraph against all liability (including, without limitation, judgments, fines, penalties and settlements) and all reasonable expenses (including, without limitation, attorneys' fees and investigative expenses) that may be incurred or paid by him in connection with any claim, action, suit or proceeding, whether civil, criminal or administrative (all referred to hereafter in this paragraphs as "Claims") or in connection with any appeal relating thereto in which he may become involved as a party or otherwise or with which he may be threatened by reason of his being or having been a Director, officer or employee of the Association or such other corporation, or by reason of any action taken or omitted by him in his capacity as such Director, officer or employee, whether or not he continues to be such at the time such liability or expenses are incurred, provided that nothing contained in this paragraph shall be construed to permit indemnification of any such person who is adjudged guilty of, or liable for, willful misconduct, gross neglect of duty or criminal acts, unless, at the time such indemnification is sought, such indemnification in such instance is permissible under applicable law and regulations, including published rulings of the Comptroller of the Currency or other appropriate supervisory or regulatory authority, and provided further that there shall be no indemnification of directors, officers, or employees against expenses, penalties, or other payments incurred in an administrative proceeding or action instituted by an appropriate regulatory agency which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to the Association. Every person who may be indemnified under the provisions of this paragraph and who has been wholly successful on the merits with respect to any Claim shall be entitled to indemnification as of right. Except as provided in the preceding sentence, any indemnification under this paragraph shall be at the sole discretion of the Board of Directors and shall be made only if the

Board of Directors or the Executive Committee acting by a quorum consisting of Directors who are not parties to such Claim shall find or if independent legal counsel (who may be the regular counsel of the Association) selected by the Board of Directors or Executive Committee whether or not a disinterested quorum exists shall render their opinion that in view of all of the circumstances then surrounding the Claim, such indemnification is equitable and in the best interests of the Association. Among the circumstances to be taken into consideration in arriving at such a finding or opinion is the existence or non-existence of a contract of insurance or indemnity under which the Association would be wholly or partially reimbursed for such indemnification, but the existence or non-existence of such insurance is not the sole circumstance to be considered nor shall it be wholly determinative of whether such indemnification shall be made. In addition to such finding or opinion, no indemnification under this paragraph shall be made unless the Board of Directors or the Executive Committee acting by a quorum consisting of Directors who are not parties to such Claim shall find or if independent legal counsel (who may be the regular counsel of the Association) selected by the Board of Directors or Executive Committee whether or not a disinterested quorum exists shall render their opinion that the Director, officer or employee acted in good faith in what he reasonably believed to be the best interests of the Association or such other corporation and further in the case of any criminal action or proceeding, that the Director, officer or employee reasonably believed his conduct to be lawful. Determination of any Claim by judgment adverse to a Director, officer or employee by settlement with or without Court approval or conviction upon a plea of guilty or of nolo contendere or its equivalent shall not create a presumption that a Director, officer or employee failed to meet the standards of conduct set forth in this paragraph. Expenses incurred with respect to any Claim may be advanced by the Association prior to the final disposition thereof upon receipt of an undertaking satisfactory to the Association by or on behalf of the recipient to repay such amount unless it is ultimately determined that he is entitled to indemnification under this paragraph. The rights of indemnification provided in this paragraph shall be in addition to any rights to which any Director, officer or employee may otherwise be entitled by contract or as a matter of law.

         Every person who shall act as a Director, officer or employee of this Association shall be conclusively presumed to be doing so in reliance upon the right of indemnification provided for in this paragraph.

         ELEVENTH.

         These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this Association, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount.

EXHIBIT 4


                                     BY-LAWS
                                       OF
                    BANK ONE, COLUMBUS, NATIONAL ASSOCIATION

                                    ARTICLE I
                             MEETING OF SHAREHOLDERS


         SECTION 1.01. ANNUAL MEETING. The regular annual meeting of the Shareholders of the Bank for the election of Directors and for the transaction of such business as may properly come before the meeting shall be held at its main banking house, or other convenient place duly authorized by the Board of Directors, on the third Monday of January of each year, or on the next succeeding banking day, if the day fixed falls on a legal holiday. If from any cause, an election of directors is not made on the day fixed for the regular meeting of shareholders or, in the event of a legal holiday, on the next succeeding banking day, the Board of Directors shall order the election to be held on some subsequent day, as soon thereafter as practicable, according to the provisions of law; and notice thereof shall be given in the manner herein provided for the annual meeting. Notice of such annual meeting shall be given by or under the direction of the Secretary or such other officer as may be designated by the Chief Executive Officer by first-class mail, postage prepaid, to all shareholders of record of the Bank at their respective addresses as shown upon the books of the Bank mailed not less than ten days prior to the date fixed for such meeting.

         SECTION 1.02. SPECIAL MEETINGS. A special meeting of the shareholders of this Bank may be called at any time by the Board of Directors or by any three or more shareholders owning, in the aggregate, not less than ten percent of the stock of this Bank. The notice of any special meeting of the shareholders called by the Board of Directors, stating the time, place and purpose of the meeting, shall be given by or under the direction of the Secretary, or such other officer as is designated by the Chief Executive Officer, by first-class mail, postage prepaid, to all shareholders of record of the Bank at their respective addresses as shown upon the books of the Bank, mailed not less than ten days prior to the date fixed for such meeting.

         Any special meeting of shareholders shall be conducted and its proceedings recorded in the manner prescribed in these By-Laws for annual meetings of shareholders.

         SECTION 1.03. SECRETARY OF SHAREHOLDERS' MEETING. The Board of Directors may designate a person to be the Secretary of the meetings of shareholders. In the absence of a presiding officer, as designated in these By-Laws, the Board of Directors may designate a person to act as the presiding officer. In the event the Board of Directors fails to designate a person to preside at a meeting of shareholders and a Secretary of such meeting, the shareholders present or represented shall elect a person to preside and a person to serve as Secretary of the meeting.

         The Secretary of the meetings of shareholders shall cause the returns made by the judges and election and other proceedings to be recorded in the minute book of the Bank. The presiding officer shall notify the directors-elect of their election and to meet forthwith for the organization of the new board.

         The minutes of the meeting shall be signed by the presiding officer and the Secretary designated for the meeting.

         SECTION 1.04. JUDGES OF ELECTION. The Board of Directors may appoint as many as three shareholders to be judges of the election, who shall hold and conduct the same, and who shall, after the election has been held, notify, in writing over their signatures, the secretary of the shareholders' meeting of the result thereof and the names of the Directors elected; provided, however, that upon failure for any reason of any judge or judges of election, so appointed by the directors, to serve, the presiding officer of the meeting shall appoint other shareholders or their proxies to fill the vacancies. The judges of election at the request of the chairman of the meeting, shall act as tellers of any other vote by ballot taken at such meeting, and shall notify, in writing over their signatures, the secretary of the Board of Directors of the result thereof.

         SECTION 1.05. PROXIES. In all elections of Directors, each shareholder of record, who is qualified to vote under the provisions of Federal Law, shall have the right to vote the number of shares of record in his name for as many persons as there are Directors to be elected, or to cumulate such shares as provided by Federal Law. In deciding all other questions at meetings of shareholders, each shareholder shall be entitled to one vote on each share of stock of record in his name. Shareholders may vote by proxy duly authorized in writing. All proxies used at the annual meeting shall be secured for that meeting only, or any adjournment thereof, and shall be dated, and if not dated by the shareholder, shall be dated as of the date of receipt thereof. No officer or employee of this Bank may act as proxy.

         SECTION 1.06. QUORUM. Holders of record of a majority of the shares of the capital stock of the Bank, eligible to be voted, present either in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of shareholders, but shareholders present at any meeting and constituting less than a quorum may, without further notice, adjourn the meeting from time to time until a quorum is obtained. A majority of the votes cast shall decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the Articles of Association.


                                   ARTICLE II
                                    DIRECTORS

         SECTION 2.01. MANAGEMENT OF THE BANK. The business of the Bank shall be managed by the Board of Directors. Each director of the Bank shall be the beneficial owner of a substantial number of shares of BANC ONE CORPORATION and shall be employed either in the position of Chief Executive Officer or active leadership within his or her business, professional or community interest which shall be located within the geographic area in which the Bank operates, or as an executive officer of the Bank. A director shall not be eligible for nomination and re-election as a director of the Bank if such person's executive or leadership position within his or her business, professional or community interests which qualifies such person as a director of Bank terminates. The age of 70 is the mandatory retirement age as a director of the Bank. When a person's eligibility as director of the Bank terminates, whether because of change in share ownership, position, residency or age, within 30 days after such termination, such person shall submit his resignation as a director to be effective at the pleasure of the Board provided, however, that in no event shall such person be nominated or elected as a director. Provided, however, following a person's retirement or resignation as a director because of the age limitations herein set forth with respect to election or re-election as a director, such person may, in special or unusual circumstances, and at the discretion of the Board, be elected by the directors as a Director Emeritus of the Bank for a limited period of time. A Director Emeritus shall have the right to participate in board meetings but shall be without the power to vote and shall be subject to re-election by the Board at its organizational meeting following the Bank's annual meeting of shareholders.

         SECTION 2.02. QUALIFICATIONS. Each director shall have the qualification prescribed by law. No person elected a director may exercise any of the powers of his office until he has taken the oath of such office.

         SECTION 2.03. TERM OF OFFICE/VACANCIES. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to his prior death, resignation, or removal from office. Whenever any vacancy shall occur among the directors, the remaining directors shall constitute the directors of the Bank until such vacancy is filled by the remaining directors, and any director so appointed shall hold office for the unexpired term of his or her successor. Notwithstanding the foregoing, each director shall hold office and serve at the pleasure of the Board.

         SECTION 2.04. ORGANIZATION MEETING. The directors elected by the share-holders shall meet for organization of the new board at the time fixed by the presiding officer of the annual meeting. If at the time fixed for such meeting there is no quorum present, the Directors in attendance may adjourn from time to time until a quorum is obtained. A majority of the number of Directors elected by the shareholders shall constitute a quorum for the transaction of business.

         SECTION 2.05. REGULAR MEETINGS. The regular meetings of the Board of Directors shall be held on the third Monday of each calendar month excluding March and July, which meeting will be held at 4:00 p.m. When any regular meeting of the Board falls on a holiday, the meeting shall be held on such other day as the Board may previously designate or should the Board fail to so designate, on such day as the Chairman of the Board of President may fix. Whenever a quorum is not present, the directors in attendance shall adjourn the meeting to a time not later than the date fixed by the Bylaws for the next succeeding regular meeting of the Board.

         SECTION 2.06. SPECIAL MEETINGS. Special meetings of the Board of Directors shall be held at the call of the Chairman of the Board or President, or at the request of two or more Directors. Any special meeting may be held at such place in Franklin County, Ohio, and at such time as may be fixed in the call. Written or oral notice shall be given to each Director not later than the day next preceding the day on which special meeting is to be held, which notice may be waived in writing.

         The presence of a Director at any meeting of the Board shall be deemed a waiver of notice thereof by him. Whenever a quorum is not present the Directors in attendance shall adjourn the special meeting from day to day until a quorum is obtained.

         SECTION 2.07. QUORUM. A majority of the Directors shall constitute a quorum at any meeting, except when otherwise provided by law; but a lesser number may adjourn any meeting, from time-to-time, and the meeting may be held, as adjourned, without further notice. When, however, less than a quorum as herein defined, but at least one-third and not less than two of the authorized number of Directors are present at a meeting of the Directors, business of the Bank may be transacted and matters before the Board approved or disapproved by the unanimous vote of the Directors present.

         SECTION 2.08. COMPENSATION. Each member of the Board of Directors shall receive such fees for, and transportation expenses incident to, attendance at Board and Board Committee Meetings and such fees for service as a Director irrespective of meeting attendance as from time to time are fixed by resolution of the Board; provided, however, that payment hereunder shall not be made to a Director for meetings attended and/or Board service which are not for the Bank's sole benefit and which are concurrent and duplicative with meetings attended or board service for an affiliate of the Bank for which the Director receives payment; and provided further, that payment hereunder shall not be made in the case of any Director in the regular employment of the Bank or of one of its affiliates.

         SECTION 2.09. EXECUTIVE COMMITTEE. There shall be a standing committee of the Board of Directors known as the Executive Committee which shall possess and exercise, when the Board is not in session, all powers of the Board that may lawfully be delegated. The Executive Committee shall also exercise the powers of the Board of Directors in accordance with the Provisions of the "Employees Retirement Plan" and the "Agreement and Declaration of Trust" as the same now exist or may be amended hereafter. The Executive Committee shall consist of not fewer than four board members, including the Chairman of the Board and President of the Bank, one of whom, as hereinafter required by these By-laws, shall be the Chief Executive Officer. The other members of the Committee shall be appointed by the Chairman of the Board or by the President, with the approval of the Board and shall continue as members of the Executive Committee until their successors are appointed, provided, however, that any member of the Executive Committee may be removed by the Board upon a majority vote thereof at any regular or special meeting of the Board. The Chairman or President shall fill any vacancy in the Committee by the appointment of another Director, subject to the approval of the Board of Directors. The regular meetings of the Executive Committee shall be held on a regular basis as scheduled by the Board of Directors. Special meetings of the Executive Committee shall be held at the call of the Chairman or President or any two members thereof at such time or times as may be designated. In the event of the absence of any member or members of the Committee, the presiding member may appoint a member or members of the Board to fill the place or places of such absent member or members to serve during such absence. Not fewer than three members of the Committee must be present at any meeting of the Executive Committee to constitute a quorum, provided, however that with regard to any matters on which the Executive Committee shall vote, a majority of the Committee members present at the meeting at which a vote is to be taken shall not be officers of the Bank and, provided further, that if, at any meeting at which the Chairman of the Board and President are both present, Committee members who are not officers are not in the majority, then the Chairman of the Board or President, which ever of such officers is not also the Chief Executive Officer, shall not be eligible to vote at such meeting and shall not be recognized for purposes of determining if a quorum is present at such meeting. When neither the Chairman of the Board nor President are present, the Committee shall appoint a presiding officer. The Executive Committee shall keep a record of its proceedings and report its proceedings and the action taken by it to the Board of Directors.

         SECTION 2.10. COMMUNITY REINVESTMENT ACT AND COMPLIANCE POLICY COMMITTEE. There shall be a standing committee of the Board of Directors known as the Community Reinvestment Act and Compliance Policy Committee the duties of which shall be, at least once in each calendar year, to review, develop and recommend policies and programs related to the Bank's Community Reinvestment Act Compliance and regulatory compliance with all existing statutes, rules and regulations affecting the Bank under state and federal law. Such Committee shall provide and promptly make a full report of such review of current Bank policies with regard to Community Reinvestment Act and regulatory compliance in writing to the Board, with recommendations, if any, which may be necessary to correct any unsatisfactory conditions. Such Committee may, in its discretion, in fulfilling its duties, utilize the Community Reinvestment Act officers of the Bank, Banc One Ohio Corporation and Banc One Corporation and may engage outside Community Reinvestment Act experts, as approved by the Board, to review, develop and recommend policies and programs as herein required. The Community Reinvestment Act and regulatory compliance policies and procedures established and the recommendations made shall be consistent with, and shall supplement, the Community Reinvestment Act and regulatory compliance programs, policies and procedures of Banc One Corporation and Banc One Ohio Corporation. The Community Reinvestment Act and Compliance Policy Committee shall consist of not fewer than four board members, one of whom shall be the Chief Executive Officer and a majority of whom are not officers of the Bank. Not fewer than three members of the Committee, a majority of whom are not officers of the Bank, must be present to constitute a quorum. The Chairman of the Board or President of the Bank, whichever is not the Chief Executive Officer, shall be an ex officio member of the Community Reinvestment Act and Compliance Policy Committee. The Community Reinvestment Act and Compliance Policy Committee, whose chairman shall be appointed by the Board, shall keep a record of its proceedings and report its proceedings and the action taken by it to the Board of Directors.

         SECTION 2.11. TRUST COMMITTEES. There shall be two standing Committees known as the Trust Management Committee and the Trust Examination Committee appointed as hereinafter provided.

         SECTION 2.12. OTHER COMMITTEES. The Board of Directors may appoint such special committees from time to time as are in its judgment necessary in the interest of the Bank.


                                   ARTICLE III
                    OFFICERS, MANAGEMENT STAFF AND EMPLOYEES

         SECTION 3.01.  OFFICERS AND MANAGEMENT STAFF.

         (a) The officers of the Bank shall include a President, Secretary and Security Officer and may include a Chairman of the Board, one or more Vice Chairmen, one or more Vice Presidents (which may include one or more Executive Vice Presidents and/or Senior Vice Presidents) and one or more Assistant Secretaries, all of whom shall be elected by the Board. All other officers may be elected by the Board or appointed in writing by the Chief Executive Officer. The salaries of all officers elected by the Board shall be fixed by the Board. The Board from time-to-time shall designate the President or Chairman of the Board to serve as the Bank's Chief Executive Officer.

         (b) The Chairman of the Board, if any, and the President shall be elected by the Board from their own number. The President and Chairman of the Board shall be re-elected by the Board annually at the organizational meeting of the Board of Directors following the Annual Meeting of Shareholders. Such officers as the Board shall elect from their own number shall hold office from the date of their election as officers until the organization meeting of the Board of Directors following the next Annual Meeting of Shareholders, provided, however, that such officers may be relieved of their duties at any time by action of the Board in which event all the powers incident to their office shall immediately terminate.

         (c) Except as provided in the case of the elected officers who are members of the Board, all officers, whether elected or appointed, shall hold office at the pleasure of the Board. Except as otherwise limited by law or these By-laws, the Board assigns to Chief Executive Officer and/or his designees the authority to appoint and dismiss any elected or appointed officer or other member of the Bank's management staff and other employees of the Bank, as the person in charge of and responsible for any branch office, department, section, operation, function, assignment or duty in the Bank.

         (d) The management staff of the Bank shall include officers elected by the Board, officers appointed by the Chief Executive Officer, and such other persons in the employment of the Bank who, pursuant to written appointment and authorization by a duly authorized officer of the Bank, perform management functions and have management responsibilities. Any two or more offices may be held by the same person except that no person shall hold the office of Chairman of the Board and/or President and at the same time also hold the office of Secretary.

         (e) The Chief Executive Officer of the Bank and any other officer of the Bank, to the extent that such officer is authorized in writing by the Chief Executive Officer, may appoint persons other than officers who are in the employment of the Bank to serve in management positions and in connection therewith, the appointing officer may assign such title, salary, responsibilities and functions as are deemed appropriate by him, provided, however, that nothing contained herein shall be construed as placing any limitation on the authority of the Chief Executive Officer as provided in this and other sections of these By-Laws.

         SECTION 3.02. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer of the Bank shall have general and active management of the business of the Bank and shall see that all orders and resolutions of the Board of Directors are carried into effect. Except as otherwise prescribed or limited by these By-Laws, the Chief Executive Officer shall have full right, authority and power to control all personnel, including elected and appointed officers, of the Bank, to employ or direct the employment of such personnel and officers as he may deem necessary, including the fixing of salaries and the dismissal of them at pleasure, and to define and prescribe the duties and responsibility of all Officers of the Bank, subject to such further limitations and directions as he may from time-to-time deem proper. The Chief Executive Officer shall perform all duties incident to his office and such other and further duties, as may, from time-to-time, be required of him by the Board of Directors or the shareholders. The specification of authority in these By-Laws wherever and to whomever granted shall not be construed to limit in any manner the general powers of delegation granted to the Chief Executive Officer in conducting the business of the Bank. The Chief Executive Officer or, in his absence, the Chairman of the Board or President of the Bank, as designated by the Chief Executive Officer, shall preside at all meetings of shareholders and meetings of the Board. In the absence of the Chief Executive Officer, such officer as is designated by the Chief Executive Officer shall be vested with all the powers and perform all the duties of the Chief Executive Officer as defined by these By-Laws. When designating an officer to serve in his absence, the Chief Executive Officer shall select an officer who is a member of the Board of Directors whenever such officer is available.

         SECTION 3.03. POWERS OF OFFICERS AND MANAGEMENT STAFF. The Chief Executive Officer, the Chairman of the Board, the President, and those officers so designated and authorized by the Chief Executive Officer are authorized for an on behalf of the Bank, and to the extent permitted by law, to make loans and discounts; to purchase or acquire drafts, notes, stock, bonds, and other securities for investment of funds held by the Bank; to execute and purchase acceptances; to appoint, empower and direct all necessary agents and attorneys; to sign and give any notice required to be given; to demand payment and/or to declare due for any default any debt or obligation due or payable to the Bank upon demand or authorized to be declared due; to foreclose any mortgages, to exercise any option, privilege or election to forfeit, terminate, extend or renew any lease; to authorize and direct any proceedings for the collection of any money or for the enforcement of any right or obligation; to adjust, settle and compromise all claims of every kind and description in favor of or against the Bank, and to give receipts, releases and discharges therefor; to borrow money and in connection therewith to make, execute and deliver notes, bonds or other evidences of indebtedness; to pledge or hypothecate any securities or any stocks, bonds, notes or any property real or personal held or owned by the Bank, or to rediscount any notes or other obligations held or owned by the Bank, to employ or direct the employment of all personnel, including elected and appointed officers, and the dismissal of them at pleasure, and in furtherance of and in addition to the powers hereinabove set forth to do all such acts and to take all such proceedings as in his judgment are necessary and incidental to the operation of the Bank.

         Other persons in the employment of the Bank, including but not limited to officers and other members of the management staff, may be authorized by the Chief Executive Officer, or by an officer so designated and authorized by the chief Executive Officer, to perform the powers set forth above, subject, however, to such limitations and conditions as are set forth in the authorization given to such persons.

         SECTION 3.04. SECRETARY. The Secretary or such other officers as may be designated by the Chief Executive Officer shall have supervision and control of the records of the Bank and, subject to the direction of the Chief Executive Officer, shall undertake other duties and functions usually performed by a corporate secretary. Other officers may be designated by the Chief Executive Officer or the Board of Directors as Assistant Secretary to perform the duties of the Secretary.

         SECTION 3.05. EXECUTION OF DOCUMENTS. The Chief Executive Officer, Chairman of the Board, President, any officer being a member of the Bank's management staff who is also a person in charge of and responsible for any department within the Bank and any other officer to the extent such officer is so designated and authorized by the Chief Executive Officer, the Chairman of the Board, the President, or any other officer who is a member of the Bank's management staff who is in charge of and responsible for any department within the Bank, are hereby authorized on behalf of the Bank to sell, assign, lease, mortgage, transfer, deliver and convey any real or personal property now or hereafter owned by or standing in the name of the Bank or its nominee, or held by this Bank as collateral security, and to execute and deliver such deeds, contracts, leases, assignments, bills of sale, transfers or other papers or documents as may be appropriate in the circumstances; to execute any loan agreement, security agreement, commitment letters and financing statements and other documents on behalf of the Bank as a lender; to execute purchase orders, documents and agreements entered into by the Bank in the ordinary course of business, relating to purchase, sale, exchange or lease of services, tangible personal property, materials and equipment for the use of the Bank; to execute powers of attorney to perform specific or general functions in the name of or on behalf of the Bank; to execute promissory notes or other instruments evidencing debt of the Bank; to execute instruments pledging or releasing securities for public funds, documents submitting public fund bids on behalf of the Bank and public fund contracts; to purchase and acquire any real or personal property including loan portfolios and to execute and deliver such agreements, contracts or other papers or documents as may be appropriate in the circumstances; to execute any indemnity and fidelity bonds, proxies or other papers or documents of like or different character necessary, desirable or incidental to the conduct of its banking business; to execute and deliver settlement agreements or other papers or documents as may be appropriate in connection with a dismissal authorized by
Section 3.01(c) of these By-laws; to execute agreements, instruments, documents, contracts or other papers of like or difference character necessary, desirable or incidental to the conduct of its banking business; and to execute and deliver partial releases from and discharges or assignments of mortgages, financing statements and assignments or surrender of insurance policies, now or hereafter held by this Bank.

         The Chief Executive Officer, Chairman of the Board, President, any officer being a member of the Bank's management staff who is also a person in charge of and responsible for any department within the Bank, and any other officer of the Bank so designated and authorized by the Chief Executive Officer, Chairman of the Board, President or any officer who is a member of the Bank's management staff who is in charge of and responsible for any department within the Bank are authorized for and on behalf of the Bank to sign and issue checks, drafts, and certificates of deposit; to sign and endorse bills of exchange, to sign and countersign foreign and domestic letters of credit, to receive and receipt for payments of principal, interest, dividends, rents, fees and payments of every kind and description paid to the Bank, to sign receipts for property acquired by or entrusted to the Bank, to guarantee the genuineness of signatures on assignments of stocks, bonds or other securities, to sign certifications of checks, to endorse and deliver checks, drafts, warrants, bills, notes, certificates of deposit and acceptances in all business transactions of the Bank.

         Other persons in the employment of the Bank and of its subsidiaries, including but not limited to officers and other members of the management staff, may be authorized by the Chief Executive Officer, Chairman of the Board, President or by an officer so designated by the Chief Executive Officer, Chairman of the Board, or President to perform the acts and to execute the documents set forth above, subject, however, to such limitations and conditions as are contained in the authorization given to such person.

         SECTION 3.06. PERFORMANCE BOND. All officers and employees of the Bank shall be bonded for the honest and faithful performance of their duties for such amount as may be prescribed by the Board of Directors.


                                   ARTICLE IV
                                TRUST DEPARTMENT

         SECTION 4.01. TRUST DEPARTMENT. Pursuant to the fiduciary powers granted to this Bank under the provisions of Federal Law and Regulations of the Comptroller of the Currency, there shall be maintained a separate Trust Department of the Bank, which shall be operated in the manner specified herein.

         SECTION 4.02. TRUST MANAGEMENT COMMITTEE. There shall be a standing Committee known as the Trust Management Committee, consisting of at least five members, a majority of whom shall not be officers of the Bank. The Committee shall consist of the Chairman of the Board who shall be Chairman of the Committee, the President, and at least three other Directors appointed by the Board of Directors and who shall continue as members of the Committee until their successors are appointed. Any vacancy in the Trust Management Committee may be filled by the Board at any regular or special meeting. In the event of the absence of any member or members, such Committee may, in its discretion, appoint members of the Board to fill the place of such absent members to serve during such absence. Three members of the Committee shall constitute a quorum. Any member of the Committee may be removed by the Board by a majority vote at any regular or special meeting of the Board. The Committee shall meet at such times as it may determine or at the call of the Chairman, or President or any two members thereof.

         The Trust Management Committee, under the general direction of the Board of Directors, shall supervise the policy of the Trust Department which shall be formulated and executed in accordance with Law, Regulations of the Comptroller of the Currency, and sound fiduciary principles.

         SECTION 4.03. TRUST EXAMINATION COMMITTEE. There shall be a standing Committee known as the Trust Examination Committee, consisting of three directors appointed by the Board of Directors and who shall continue as members of the committee until their successors are appointed. Such members shall not be active officers of the Bank. Two members of the Committee shall constitute a quorum. Any member of the Committee may be removed by the Board by a majority vote at any regular or special meeting of the Board. The Committee shall meet at such times as it may determine or at the call of two members thereof.

         This Committee shall, at least once during each calendar year and within fifteen months of the last such audit, or at such other time(s) as may be required by Regulations of the Comptroller of the Currency, make suitable audits of the Trust Department or cause suitable audits to be made by auditors responsible only to the Board of Directors, and at such time shall ascertain whether the Department has been administered in accordance with Law, Regulations of the Comptroller of the Currency and sound fiduciary principles.

         The Committee shall promptly make a full report of such audits in writing to the Board of Directors of the Bank, together with a recommendation as to what action, if any, may be necessary to correct any unsatisfactory condition. A report of the audits together with the action taken thereon shall be noted in the Minutes of the Board of Directors and such report shall be a part of the records of this Bank.

         SECTION 4.04. MANAGEMENT. The Trust Department shall be under the management and supervision of an officer of the Bank or of the trust affiliate of the Bank designated by and subject to the advice and direction of the Chief Executive Officer. Such officer having supervisory responsibility over the Trust Department shall do or cause to be done all things necessary or proper in carrying on the business of the Trust Department in accordance with provisions of law and applicable regulations.

         SECTION 4.05. HOLDING OF PROPERTY. Property held by the Trust Department may be carried in the name of the Bank in its fiduciary capacity, in the name of Bank, or in the name of a nominee or nominees.

         SECTION 4.06. TRUST INVESTMENTS. Funds held by the Bank in a fiduciary capacity awaiting investment or distribution shall not be held uninvested or undistributed any longer than is reasonable for the proper management of the account and shall be invested in accordance with the instrument establishing a fiduciary relationship and local law. Where such instrument does not specify the character or class of investments to be made and does not vest in the Bank any discretion in the matter, funds held pursuant to such instrument shall be invested in any investment which corporate fiduciaries may invest under local law.

         The investments of each account in the Trust Department shall be kept separate from the assets of the Bank, and shall be placed in the joint custody or control of not less than two of the officers or employees of the Bank or of the trust affiliate of the Bank designated for the purpose by the Trust Management Committee.

         SECTION 4.07. EXECUTION OF DOCUMENTS. The Chief Executive Officer, Chairman of the Board, President, any officer of the Trust Department, and such other officers of the trust affiliate of the Bank as are specifically designated and authorized by the Chief Executive Officer, the President, or the officer in charge of the Trust Department, are hereby authorized, on behalf of this Bank, to sell, assign, lease, mortgage, transfer, deliver and convey any real property or personal property and to purchase and acquire any real or personal property and to execute and deliver such agreements, contracts, or other papers and documents as may be appropriate in the circumstances for property now or hereafter owned by or standing in the name of this Bank, or its nominee, in any fiduciary capacity, or in the name of any principal for whom this Bank may now or hereafter be acting under a power of attorney, or as agent and to execute and deliver partial releases from any discharges or assignments or mortgages and assignments or surrender of insurance policies, to execute and deliver deeds, contracts, leases, assignments, bills of sale, transfers or such other papers or documents as may be appropriate in the circumstances for property now or hereafter held by this Bank in any fiduciary capacity or owned by any principal for whom this Bank may now or hereafter be acting under a power of attorney or as agent; to execute and deliver settlement agreements or other papers or documents as may be appropriate in connection with a dismissal authorized by Section 3.01(c) of these By-laws; provided that the signature of any such person shall be attested in each case by any officer of the Trust Department or by any other person who is specifically authorized by the Chief Executive Officer, the President or the officer in charge of the Trust Department.

         The Chief Executive Officer, Chairman of the Board, President, any officer of the Trust Department and such other officers of the trust affiliate of the Bank as are specifically designated and authorized by the Chief Executive Officer, the President, or the officer in charge of the Trust Department, or any other person or corporation as is specifically authorized by the Chief Executive Officer, the President or the officer in charge of the Trust Department, are hereby authorized on behalf of this Bank, to sign any and all pleadings and papers in probate and other court proceedings, to execute any indemnity and fidelity bonds, trust agreements, proxies or other papers or documents of like or different character necessary, desirable or incidental to the appointment of the Bank in any fiduciary capacity and the conduct of its business in any fiduciary capacity; also to foreclose any mortgage, to execute and deliver receipts for payments of principal, interest, dividends, rents, fees and payments of every kind and description paid to the Bank; to sign receipts for property acquired or entrusted to the Bank; also to sign stock or bond certificates on behalf of this Bank in any fiduciary capacity and on behalf of this Bank as transfer agent or registrar; to guarantee the genuineness of signatures on assignments of stocks, bonds or other securities, and to authenticate bonds, debentures, land or lease trust certificates or other forms of security issued pursuant to any indenture under which this Bank now or hereafter is acting as Trustee. Any such person, as well as such other persons as are specifically authorized by the Chief Executive Officer or the officer in charge of the Trust Department, may sign checks, drafts and orders for the payment of money executed by the Trust Department in the course of its business.

         SECTION 4.08. VOTING OF STOCK. The Chairman of the Board, President, any officer of the Trust Department, any officer of the trust affiliate of the Bank and such other persons as may be specifically authorized by Resolution of the Trust Management Committee or the Board of Directors, may vote shares of stock of a corporation of record on the books of the issuing company in the name of the Bank or in the name of the Bank as fiduciary, or may grant proxies for the voting of such stock of the granting if same is permitted by the instrument under which the Bank is acting in a fiduciary capacity, or by the law applicable to such fiduciary account. In the case of shares of stock which are held by a nominee of the Bank, such shares may be voted by such person(s) authorized by such nominee.


                                    ARTICLE V
                          STOCKS AND STOCK CERTIFICATES

         SECTION 5.01. STOCK CERTIFICATES. The shares of stock of the Bank shall be evidenced by certificates which shall bear the signature of the Chairman of the Board, the President, or a Vice President (which signature may be engraved, printed or impressed), and shall be signed manually by the Secretary, or any other officer appointed by the Chief Executive Officer for that purpose.

         In case any such officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such before such certificate is issued, it may be issued by the Bank with the same effect as if such officer had not ceased to be such at the time of its issue. Each such certificate shall bear the corporate seal of the Bank, shall recite on its fact that the stock represented thereby is transferable only upon the books of the Bank properly endorsed and shall recite such other information as is required by law and deemed appropriate by the Board. The corporate seal may be facsimile engraved or printed.

         SECTION 5.02. STOCK ISSUE AND TRANSFER. The shares of stock of the Bank shall be transferable only upon the stock transfer books of the Bank and except as hereinafter provided, no transfer shall be made or new certificates issued except upon the surrender for cancellation of the certificate or certificates previously issued therefor. In the case of the loss, theft, or destruction of any certificate, a new certificate may be issued in place of such certificate upon the furnishing of any affidavit setting forth the circumstances of such loss, theft, or destruction and indemnity satisfactory to the Chairman of the Board, the President, or a Vice President. The Board of Directors, or the Chief Executive Officer, may authorize the issuance of a new certificate therefor without the furnishing of indemnity. Stock Transfer Books, in which all transfers of stock shall be recorded, shall be provided.

         The stock transfer books may be closed for a reasonable period and under such conditions as the Board of Directors may at any time determine for any meeting of shareholders, the payment of dividends or any other lawful purpose. In lieu of closing the transfer books, the Board may, in its discretion, fix a record date and hour constituting a reasonable period prior to the day designated for the holding of any meeting of the shareholders or the day appointed for the payment of any dividend or for any other purpose at the time as of which shareholders entitled to notice of and to vote at any such meeting or to receive such dividend or to be treated as shareholders for such other purpose shall be determined, and only shareholders of record at such time shall be entitled to notice of or to vote at such meeting or to receive such dividends or to be treated as shareholders for such other purpose.


                                   ARTICLE VI
                            MISCELLANEOUS PROVISIONS

         SECTION 6.01. SEAL. The impression made below is an impression of the seal adopted by the Board of Directors of BANK ONE, NA f/k/a Bank One, Columbus, NA. The Seal may be affixed by any officer of the Bank to any document executed by an authorized officer on behalf of the Bank, and any officer may certify any act, proceedings, record, instrument or authority of the Bank.

         SECTION 6.02. BANKING HOURS. Subject to ratification by the Executive Committee, the Bank and each of its Branches shall be open for business on such days and during such hours as the Chief Executive Officer of the Bank shall, from time to time, prescribe.

         SECTION 6.03. MINUTE BOOK. The organization papers of this Bank, the Articles of Association, the returns of the judges of elections, the By-Laws and any amendments thereto, the proceedings of all regular and special meetings of the shareholders and of the Board of Directors, and reports of the committees of the Board of Directors shall be recorded in the minute book of the Bank. The minutes of each such meeting shall be signed by the presiding Officer and attested by the secretary of the meetings.

         SECTION 6.04. AMENDMENT OF BY-LAWS. These By-Laws may be amended by vote of a majority of the Directors.

EXHIBIT 6


Securities and Exchange Commission
Washington, D.C. 20549


                                     CONSENT


         The undersigned, designated to act as Trustee under the Indenture for WHX Corporation described in the attached Statement of Eligibility and Qualification, does hereby consent that reports of examinations by Federal, State, Territorial, or District Authorities may be furnished by such authorities to the Commission upon the request of the Commission.

         This Consent is given pursuant to the provision of Section 321(b) of the Trust Indenture Act of 1939, as amended.



                                           Bank One, N.A.


Dated:  June 1, 1998
      ---------------------------
                                           By:  /s/  David B. Knox
                                              ---------------------------------
                                           Authorized Signer


  EXHIBIT 7
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                                                                                    Board of Governors of the Federal Reserve System
                                                                                    OMB Number: 7100-0036
                                                                                    Federal Deposit Insurance Corporation
                                                                                    OMB Number: 3064-0052
                                                                                    Office of the Comptroller of the Currency
                                                                                    OMB Number: 1557-0081
FEDERAL FINANCIAL INSTITUTIONS EXAMINATION COUNCIL                                  Expires March 31, 2000
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                                                                                    Please refer to page 1,
                                                                                    Table of Contents, for                    [1]
                                                                                    the required disclosure
                                                                                    of estimated burden.
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CONSOLIDATED REPORTS OF CONDITION AND INCOME FOR
A BANK WITH DOMESTIC AND FOREIGN OFFICES -- FFIEC 031
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (980331)
REPORT AT THE CLOSE OF BUSINESS MARCH 31, 1998                          (RCR) 9999)
This report is required by law: 12 U.S.C. ss.324, (State member       This report form is to be filed by banks with branches and
banks; 12 U.S.C. ss.1817 (State nonmember banks); 12 U.S.C.           consolidated subsidiaries in U.S. territories and possessions,
ss.161 (National banks).                                              Edge or Agreement subsidiaries, foreign branches,
                                                                      consolidated foreign subsidiaries, or International Banking
                                                                      Facilities.
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NOTE:  The reports of Condition and Income must be signed by          The Reports of Condition and Income are to be prepared in
an authorized officer and the Report of Condition must be             accordance with Federal regulatory authority instructions.
attested to by not less than two directors (trustees) for State
nonmember banks and three directors for State member and              We, the undersigned directors (trustees), attest to the
national banks.                                                       correctness of the Report of Condition (including the has
                                                                      supporting schedules) for this report date and declare that it
I, C. William Willen, Vice President                                  been examined by us and to the best of our knowledge
   Name and Title of Officer Authorized to Sign Report                and belief has been prepared in conformance with the
of the named bank do hereby declare that the Reports of
instructions issued by the appropriate Federal regulatory
Condition and Income (including the supporting schedules)
for authority and is true and correct. this report date have been prepared in conformance with the instructions issued by the
appropriate Federal regulatory authority and are true to the            /S/ Frederick L. Cullen
best of my knowledge and belief.                                      -------------------------------------------------------------
                                                                      Director (Trustee)

    /S/ C. William Willen                                               /S/ David P. Lauer
-------------------------------------------------------------         -------------------------------------------------------------
Signature of Officer Authorized to Sign Report                        Director (Trustee)

              April 30, 1998                                            /S/ William M. Bennett
-------------------------------------------------------------         -------------------------------------------------------------
Date of Signature                                                     Director (Trustee)

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SUBMISSION OF REPORTS
                                                                      (b)   in hard-copy (paper) form and arrange for another
Each bank must prepare its Reports of Condition and Income                  party to convert the paper report to electronic
either:                                                                     form. That party (if other than EDS) must transmit the
                                                                            bank's computer data file to EDS.



(a)      in electronic form and the file the computer data file       To fulfill the signature and attestation requirement for the
         directly with the banking agencies' collection agent,        Reports of Condition and Income for this report date, attach
         Electronic Data Systems Corporation (EDS), by modem          this signature page to the hard-copy record of the completed
         or on computer diskette; or                                  report that the bank places in its files.
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FDIC Certificate Number      ----------------
                                (RCR 9050)                            CALL NO. 203                   31                   03-31-98

                                                                      STBK:  39-1580 00088 STCERT:  39-06559

                                                                      BANK ONE, NATIONAL ASSOCIATION
                                                                      100 EAST BROAD STREET, OH1-0121
                                                                      COLUMBUS, OH 43271
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


BANK ONE, NA                                              Call Date:      03/31/98        State #:               FFIEC 031
100 EAST BROAD STREET, OH 1-1066                          Vendor ID:      D               Cert #:     06558         RC-1
COLUMBUS, OH  43271                                       Transit #:      04400037                                   11
                                                                                                                 ----------
Transmitted to EDS as 0101467 on 04/30/98 at 09:05:4 CST


CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR MARCH 31, 1998


All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.


SCHEDULE RC - BALANCE SHEET
                                                                                                                             C400(-
                                                                                                        Dollar Amounts in Thousands
------------------------------------------------------------------------ -----------------------------------------------------------
ASSETS
1.   Cash and balances due from depository institutions (from Schedule RC-A):                           RCFD
     a. Noninterest-bearing balances and currency and coin (1)                                          0081           1,108,408 1.a
                                                                                                                  --------------
     b. Interest-bearing balances (2)                                                                   0071               1,100 1.b
                                                                                                                  --------------
2.   Securities
                                                                                                                  --------------
     a. Held-to-maturity securities (from Schedule RC-B, column A)                                      1754             153,124 2.a
     b. Available-for-sale securities (from Schedule RC-B, column D)                                    1773           2,285,146 2.b
3.   Federal funds sold and securities purchased under agreements to resell                             1350                   0 3
                                                                                                                  --------------
4.   Loans and lease financing receivables:                                    RCFD
     a.  Loans and leases, net of unearned income (from Schedule RC-C)         2122          18,887,996                          4.a
     b.  LESS: Allowance for loan and lease losses                             3123             422,079                          4.b
     c.  LESS: Allocated transfer risk reserve                                 3128                   0                          4.c
                                                                                          -------------
     d.  Loans and leases, net of unearned income,                                                      RCFD
          allowance, and reserve (item 4.a minus 4.b and 4.c)                                           2125          18,466,917 4.d
5.   Trading assets (from Schedule RC-D)                                                                3545                   0 5.
6.   Premises and fixed assets (including capitalized leases)                                           2145             194,830 6.
7.   Other real estate owned (from Schedule RC-M)                                                       2150               9,427 7.
8.   Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)           2130              39,238 8.
9.   Customers' liability to this bank on acceptances outstanding                                       2155               3,827 9.
10.  Intangible assets (from Schedule RC-M)                                                             2143             140,696 10.
11.  Other assets (from Schedule RC-F)                                                                  2160           2,107,317 11.
12.  Total assets (sum of items 1 through 11)                                                           2170          24,509,030 12.
                                                                                                                  --------------

----------------
(1) includes cash items in process of collection and unposted debits.

(2) Includes time certificates of deposit not held for trading.



BANK ONE, NA                                              Call Date:      03/31/98      State #:                   FFIEC 031
100 EAST BROAD STREET, OH 1-1066                          Vendor ID:      D             Cert #:        06558          RC-1
COLUMBUS, OH  43271                                       Transit #:      04400037                                     11
                                                                                                                   -----------
Transmitted to EDS as 0101467 on 04/30/98 at 09:05:4 CST

SCHEDULE RC - CONTINUED

                                                                                                         Dollar Amounts in Thousands
------------------------------------------------------------------------ -----------------------------------------------------------
LIABILITIES
13.  Deposits:
     a. In domestic offices (sum of totals of columns A and C from Schedule RC-E,                      RCON
                                                                                                       ----
        part I)                                                                 RCON                   2200    15,013,853   13.a
                                                                                ----                         ------------
        (1) Noninterest-bearing (1)                                             6631          3,550,812                     13.a.1
                                                                                          -------------
        (2) Interest-bearing                                                    6636         11,463,041                     13.a.2
                                                                                          -------------
     b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule                   RCFN
                                                                                                       ----
         RC-E, part II)                                                                                2200     1,251,180   13.b
                                                                                RCFN                         ------------
                                                                                ----
        (1) Noninterest-bearing                                                 6631                  0                     13.b.1
                                                                                          -------------
        (2) Interest-bearing                                                    6636          1,251,180 RCFD                13.b.2
                                                                                          ------------- ----
14.  Federal funds purchased and securities sold under agreements to repurchase                         2800    1,932,651   14
                                                                                                             ------------
                                                                                                        RCON
                                                                                                        ----
15.  a. Demand notes issued to the U.S. Treasury                                                        2840       48,512   15.a
                                                                                                             ------------
                                                                                                        RCFD
     b. Trading liabilities (from Schedule RC-D)                                                        3548            0   15.b
                                                                                                             ------------
16.  Other borrowed money (includes mortgage indebtedness an obligations under capitalized leases):
     a. With a remaining maturity of one year or less                                                   2332    1,415,753   16.a
     b. With a remaining maturity of more than one year through three years                             A547      470,997   16.b
     c. With a remaining maturity of more than three years                                              A548      639,840   16.c
                                                                                                             ------------
17.  Not applicable
18.  Bank's liability on acceptances executed and outstanding                                           2920        3,827   18
19.  Subordinated notes and debentures (2)                                                              3200      729,193   19
20   Other liabilities (from Schedule RC-G)                                                             2930    1,038,774   20
21.  Total liabilities (sum of items 13 through 20)                                                     2848   22,544,580   21
                                                                                                             ------------
22.  Not applicable
EQUITY CAPITAL
23.  Perpetual preferred stock and related surplus                                                      3838            0   23
24.  Common stock                                                                                       3230      127,043   24
25.  Surplus (exclude all surplus related to preferred stock)                                           3839      738,352   25
26.  a. Undivided profits and capital reserves                                                          3632    1,082,183   26.a
     b. Net unrealized holding gains (losses) on available-for-sale securities                          8434       16,872   26.b
27.  Cumulative foreign currency translation adjustments                                                3284            0   27
28.  Total equity capital (sum of items 23 through 27)                                                  3210    1,964,450   28
29.  Total liabilities and equity capital (sum of items 21 and 28)                                      3300   24,509,030   29
                                                                                                             ------------
MEMORANDUM
TO BE REPORTED ONLY WITH THE MARCH REPORT OF CONDITION
1.   Indicate in the box at the right the number of the statement below that best describes
     the most comprehensive level of auditing work performed for the bank by                            RCFD      Number
     independent external auditors as of any date during 1997                                           6725          N/A   M.1
                                                                                                             ------------



1  = Independent audit of the bank conducted in accordance             4 = Directors' examination of the bank performed by other
     with generally accepted auditing standards by a certified             external auditors (may be required by state chartering
     public accounting firm which submits a report on the bank             authority)

2  = Independent audit of the bank's parent holding company            5 = Review of the bank's financial statements by external
     conducted in accordance with generally accepted auditing              auditors
     standards by a certified public accounting firm which             6 = Compilation of the bank's financial statements by
     submits a report on the consolidated holding company (but             external auditors
     not on the bank separately)
                                                                       7 = Other audit procedures (excluding tax preparation work)
3  = Directors' examination of the bank conducted in accordance with
     generally accepted auditing standards by a certified public       8 = No external audit work
     accounting firm (may be required by state chartering authority)


--------------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

(2)  Includes limited-life preferred stock and related surplus.

                               INDEX TO EXHIBITS


       EXHIBIT
       NUMBER                        DESCRIPTION
       -------                       -----------
         T3A      Second Restated Certificate of Incorporation of the Company
                  filed as Exhibit 4.2 to the Company's Form S-8 (File No.
                  33-63709), and incorporated herein by reference.

         T3B Restated Bylaws of the Company filed as Exhibit 3.2 to the Company's annual report on Form 10-K for the year ended
                  December 31, 1997 (File No. 1-8303) and incorporated herein by reference.

         T3C Form of Indenture and related Pledge and Security Agreement between the Company and Bank One, N.A., Trustee.

         T3E.1    Exchange Offering Circular

         T3E.2    Letter of Transmittal

         T3E.3    Letter to Brokers

         T3E.4    Letter from Brokers to Clients

         T3E.5    Notice of Guaranteed Delivery

         T3E.6    Letter from The Hallwood Group Incorporated to Bondholders

         T3E.7    Letter of Transmittal for Brokers, Banks and other Nominees

         T3F      Cross Reference Sheet